EXHIBIT 97
BLOOM ENERGY CORPORATION
POLICY ON RECOUPMENT AND FORFEITURE
OF INCENTIVE COMPENSATION
FOLLOWING A RESTATEMENT (OFFICERS)
Adopted October 31, 2023
Effective as of October 2, 2023

1. Recoupment of Incentive-Based Compensation
It is the policy of Bloom Energy Corporation (the “Company”) that, in the event the Company is required to prepare an accounting restatement of the Company’s financial statements due to material non-compliance with any financial reporting requirement under the federal securities laws (including any such correction that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period), the Company will require the return, repayment or forfeiture, on a reasonably prompt basis, of any Incentive-Based Compensation Received by any of the Company’s current or former “executive officers” as defined under Rule 10D-1 and the Company’s current or former Chief Accounting Officer (each a “Covered Individual”) during the three completed fiscal years immediately preceding the date on which the Company is required to prepare the accounting restatement described in this Policy, all as determined pursuant to Rule 10D-1, and any transition period of less than nine months that is within or immediately following such three fiscal years (the “Recovery Period”).
In each such instance, the amount required to be returned, repaid or forfeited shall be the amount of Incentive-Based Compensation Received by the Covered Individual during the Recovery Period that exceeds the amount that would have been Received if determined or calculated based on the Company’s restated financial results. For Incentive-Based Compensation based on stock price or total shareholder return, where the amount of erroneously awarded compensation is not subject to mathematical recalculation directly from the information in an accounting restatement, the Board of Directors of the Company (the “Board”) will determine the amount based on a reasonable estimate of the effect of the accounting restatement on the relevant stock price or total shareholder return. In all cases, the calculation of the excess amount of Incentive-Based Compensation to be recovered will be determined without regard to any taxes paid with respect to such compensation.
The Company need not recover the excess amount of Incentive-Based Compensation if and to the extent that the Board determines that such recovery is impracticable, subject to and in accordance with any applicable exceptions under the New York Stock Exchange listing rules, and not required under Rule 10D-1, including if the Board determines that the direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered after making a reasonable attempt to recover such amounts.
Each award agreement or other document setting forth the terms and conditions of any annual incentive or other performance-based award granted to a Covered Individual shall be

EXHIBIT 97
deemed to include the provisions of this Policy. The Company is authorized to take appropriate steps to implement this Policy with respect to Incentive-Based Compensation arrangements with Covered Individuals.
For purposes of this Policy, the term “Incentive-Based Compensation” means any compensation granted, earned, or vested based in whole or in part on the Company’s attainment of a financial reporting measure that was Received by a person (i) on or after October 2, 2023 and after the person began service as a Covered Individual, and (ii) who served as a Covered Individual at any time during the performance period for the Incentive-Based Compensation. A financial reporting measure is (i) any measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements and any measure derived wholly or in part from such a measure, and (ii) any measure based in whole or in part on the Company’s stock price or total shareholder return. Incentive-Based Compensation is deemed to be “Received” in the fiscal period during which the relevant financial reporting measure is attained, regardless of when the compensation is actually paid or awarded.
2. General Matters Pertaining to this Policy
The Company may effect any recoupment or recovery pursuant to Section 1 of this Policy by requiring payment of such amount(s) to the Company, by set-off, by reducing future compensation, or by such other means or combination of means as the Board determines to be appropriate.
Any right of recoupment, recovery or forfeiture pursuant to this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any other policy (including, for avoidance of doubt, the Company’s Policy on Recoupment and Forfeiture of Incentive Compensation), any employment agreement or plan or award terms, and any other legal remedies available to the Company; provided that the Company shall not recoup amounts pursuant to such other policy, terms or remedies to the extent it is recovered pursuant to this Policy. The Company shall not indemnify any Covered Individual against any liability or loss (including without limitation the loss of any Incentive-Based Compensation pursuant to this Policy, any payment or reimbursement for the cost of third-party insurance purchased by any Covered Individual to fund potential recovery obligations under this Policy, or any judgments, fines, taxes, penalties or amounts paid in settlement by or on behalf of any Covered Individual) incurred by such Covered Individual in connection with or as a result of any action taken by the Company to enforce this Policy (a “Clawback Proceeding”), or provide any indemnification or advancement of expenses (including attorneys’ fees) incurred by such Covered Individual in connection with any such Clawback Proceeding.
This Policy is administered by the Board, subject to ratification by the independent members of the Board with respect to application of this Policy to the Company’s Chief Executive Officer. The Board shall make all determinations regarding the application and operation of this Policy in its sole discretion, and all such determinations shall be final and binding. With respect to recoupment of any Incentive-Based Compensation, this Policy is intended to comply with, and as applicable to be administered and interpreted consistent with, and subject to the exceptions set forth in, Listing Standard 303A.14 adopted by the New York

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Stock Exchange to implement Rule 10D-1 under the Securities Exchange Act of 1934, as amended (collectively, “Rule 10D-1”). Notwithstanding the foregoing, the Board may amend or change the terms of this Policy at any time for any reason, including as required to comply with Rule 10D-1 and any other rules, regulations and listing standards. Further, the exercise by the Board of any rights pursuant to this Policy shall be without prejudice to any other rights that the Company or the Board may have with respect to any Covered Individual subject to this Policy.